UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of         JULY 2002
                 --------------------------------------------------------------

                               RICHMONT MINES INC.
                               -------------------
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On July 23, 2002, Richmont Mines Inc. issued a News Release - Richmont Mines announces net earnings of $3.7 million (0.24 per share) for the second quarter. This report is filed solely for the purpose of filing a copy of the press release attached hereto.







Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F XXX Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No XXX
    ---     ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   RICHMONT MINES INC.  -- SEC FILE NO. 0-28816
                                   --------------------------------------------
                                                   (Registrant)

Date 07/24/02   By    JEAN-YVES LALIBERTE (SIGNED)
    -----------    -------------------------------------------------------------
                      Jean-Yves Laliberte, Vice-President, Finance



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                                  NEWS RELEASE

                     RICHMONT MINES ANNOUNCES NET EARNINGS
                       OF $3.7 MILLION ($0.24 PER SHARE)
                             FOR THE SECOND QUARTER

MONTREAL, July 23, 2002 - Richmont Mines Inc. is pleased to announce that revenues for the second quarter ended June 30, 2002, were $19,986,381 compared with $4,567,453 for the second quarter of 2001. The Company posted net earnings of $3,732,021, or $0.24 per share, compared with a loss of $4,474,063, or $0.30 per share, for the same quarter last year, when a write-down of $4,162,918 in mining assets was recorded as a result of the closing of the Nugget Pond Mine.

This significant increase in revenues and earnings is attributable to several factors, including higher gold sales, lower production cash costs and the higher selling price of gold, which averaged US$310 per ounce during the quarter compared with US$261 in 2001. Cash flow from operations before the net change in non-cash working capital items was $6,403,502, or $0.42 per share, compared with $109,040, or $0.01 per share, in the second quarter of 2001. Quarterly sales totalled 40,374 ounces of gold at a cash cost of US$166 per ounce compared with 10,005 ounces of gold at a cash cost of US$230 per ounce in 2001.

For the six-month period ended June 30, 2002, revenues were $20,849,687 compared with $9,904,657 for the same period of 2001. Net earnings for the first half of the year totalled $3,383,594, or $0.22 $ per share, up from a loss of $5,707,819, or $0.38 per share, in 2001. For the first six months of 2002, cash flow from operations before the net change in non-cash working capital items totalled $6,241,296, or $0.41 per share, compared with ($165,486), or ($0.01)
per share, in 2001.

Following the resumption of operations at the Beaufor Mine in January 2002, ore processing began in April, and during the second quarter a total of 92,779 tons grading 0.26 ounces of gold per ton was treated at the Camflo Mill, yielding 24,511 ounces of gold. During the quarter, 18,865 ounces of gold from the Beaufor Mine produced at a cash cost of US$170 per ounce were sold.

During the second quarter of 2002, production from the Hammerdown Mine in Newfoundland was 49,305 tons of ore grading 0.47 ounces of gold per ton, yielding 22,955 ounces. Since milling operations did not resume until March, this essentially represents the mine production of the first two quarters of 2002. A total of 21,509 ounces of gold from Hammerdown Mine produced at a cash cost of $162 per ounce was sold during the quarter.


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OUTLOOK

Having acquired the Norex property adjoining the Francoeur Mine in February 2002, Richmont Mines is currently conducting an exploration program to assess the feasibility of extending the ore zones of the mine. This program is partially funded by the Quebec Ministry of Natural Resources, which will cover 50% of eligible expenses up to a maximum of $496,000. This funding agreement will remain in effect until March 31, 2003. Following the driving of an access ramp on level 17 of shaft 7 of the Francoeur Mine, a drilling program was initiated in June. This exploration work is testing two targets: the extension of the North Zone at depth and the extension of the West Zone. An exploration update will be published during the third quarter of 2002.

In light of the resumption of operations at the Beaufor Mine and production levels at the Hammerdown Mine, the production target for 2002 remains 100,000 ounces of gold at a cash cost of US$170 per ounce. As of June 30, 2002, Richmont Mines had forward sales contracts for 25,000 ounces of gold at a price of US$302 per ounce to be delivered between now and the end of the year. Richmont also has currency contracts for 11.5 million dollars US at an average exchange rate of
1.59. Given that all the hedging contracts are expiring before the end of the year, the company is well positioned in the event of a sustained increase in the price of gold.

Given its solid financial position - as of June 30, 2002, the Company had working capital of $20.6 million, no long-term debt and an unused line of credit of $5 million - Richmont Mines is actively searching for other profitable gold projects.



Jean-Guy Rivard
President




Page 2 of 3







DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.

FINANCIAL DATA
--------------------------------------------------------------------------------

                                    THREE-MONTH PERIOD        SIX-MONTH PERIOD
                                       ENDED JUNE 30,          ENDED JUNE 30,
                                    --------------------------------------------
                              (CAN$)   2002     2001          2002       2001
--------------------------------------------------------------------------------
                                               Restated                Restated
Revenues                           19,986,381  4,567,453  20,849,687  9,904,657
Net earnings (loss)                 3,732,021 (4,474,063)  3,383,594 (5,707,819)
Net earnings (loss) per share            0.24      (0.30)       0.22      (0.38)
Cash flow from (used in)
  operations                       10,730,299 (1,020,026)  3,296,773   (981,695)
Cash flow from (used in)
  operations before net
  change in non-cash
  working capital                   6,403,502    109,040   6,241,296   (165,486)
Average selling price of
  gold (per ounce)                     US$310     US$261      US$309     US$263
Weighted average shares
  outstanding                      15,238,178 15,083,284  15,149,487 15,052,095
--------------------------------------------------------------------------------
                                                JUNE 30,            December 31,
                                       (CAN$)       2002                    2001
================================================================================

Working capital                               20,628,814             14,286,625
--------------------------------------------------------------------------------

PRODUCTION AND SALES DATA
--------------------------------------------------------------------------------
                                        THREE-MONTH PERIOD ENDED JUNE 30
                                   ---------------------------------------------
                                               GOLD                   CASH COST
                                              PRODUCTION  GOLD SALES (PER OUNCE
                                     YEAR     (OUNCES)    (OUNCES)      SOLD)
                                   ---------------------------------------------
Hammerdown                           2002       22,955      21,509      US$162
                                     2001         --          --          --
--------------------------------------------------------------------------------
Beaufor                              2002       24,511      18,865      US$170
                                     2001         --          --          --
--------------------------------------------------------------------------------
Other properties                     2002         --          --          --
                                     2001       13,815      10,005      US$230
================================================================================
Total                                2002       47,466      40,374      US$166
                                     2001       13,815      10,005      US$230
================================================================================

                                           SIX-MONTH PERIOD ENDED JUNE 30
                                   ---------------------------------------------
                                               GOLD                   CASH COST
                                              PRODUCTION  GOLD SALES (PER OUNCE
                                     YEAR     (OUNCES)    (OUNCES)      SOLD)
                                   ---------------------------------------------
Hammerdown                           2002       24,932      23,259      US$161
                                     2001        --          --          --
--------------------------------------------------------------------------------
Beaufor                              2002       24,511      18,865      US$170
                                     2001        --          --          --
--------------------------------------------------------------------------------
Other properties                     2002        --          --          --
                                     2001       18,699      23,013      US$225
================================================================================
Total                                2002       49,443      42,124      US$165
                                     2001       18,699      23,013      US$225
================================================================================
                                    2001 average exchange rate : US$1 = CAN$1.55
                                  2002 estimated exchange rate : US$1 = CAN$1.55


                                     - 30 -


For more information, contact:
Martin Rivard                      Telephone: (819) 797-2465
Executive Vice-President           Fax:       (819) 797-0166

Trading symbol: RIC                Listings: Toronto - Amex
Website: www.richmont-mines.com




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